[Letterhead of Wachtell, Lipton, Rosen & Katz]

September 16, 2022

Via EDGAR

Sherry Haywood
Geoffrey Kruczek
U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C.  20549

Re:	Broadcom Inc. Amendment No. 1 to Registration Statement on Form S-4 Filed on August 26, 2022 File No. 333-266181

Dear Ms. Haywood and Mr. Kruczek:

On behalf of our client, Broadcom Inc. (“Broadcom” or the “Company”), set forth below is the response of the Company to the comment of the Staff of the Division of Corporation Finance (the “Staff”) that was set forth in your letter dated September 8, 2022, regarding the Company’s Amendment No. 1 to the Company’s registration statement on Form S-4 (the “Registration Statement”).  In connection with this letter responding to the Staff’s comment, we are filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

For your convenience, the Staff’s comment is set forth in bold, followed by the response on behalf of the Company.  Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 2.  All page references in the response set forth below refer to pages of Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-4

U.S. Federal Income Tax Consequences of the Transactions to U.S. Holders, page 87

1.
We note the form of tax opinion filed as exhibit 8.1. If you are intending to file a short-form tax opinion, the disclosure in the prospectus and in the opinion both must state that the disclosure in this section is the opinion of counsel. For example, the disclosure should identify counsel and state that counsel is of the opinion that “under currently applicable U.S. federal income tax law, (1) the First Merger and the LLC Conversion, taken together, will qualify as a “reorganization” within the meaning of section 368(a)(1)(F) of the Code and (2) the Second Merger and the Third Merger, taken together, will qualify as a “reorganization” within the meaning of section 368(a)(1)(A) of the Code.” In addition, the tax opinion should state that the disclosure in this section is counsel’s opinion.

Response:  The Company respectfully advises the Staff that it has revised the disclosure on page 87 of Amendment No. 2 and the tax opinion filed as Exhibit 8.1 in response to the Staff’s comment.

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If you have any questions concerning the Registration Statement or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 403-1117 or RCChen@wlrk.com.

Sincerely yours,

/s/ Ronald C. Chen
Ronald C. Chen

cc:
Mark Brazeal, Broadcom Inc.
Amy Fliegelman Olli, VMware, Inc.
David C. Karp, Wachtell, Lipton, Rosen & Katz
Viktor Sapezhnikov, Wachtell, Lipton, Rosen & Katz
Barbara L. Becker, Gibson, Dunn & Crutcher LLP
Saee Muzumdar, Gibson, Dunn & Crutcher LLP
Andrew Kaplan, Gibson, Dunn & Crutcher LLP